POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www .aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 02-754-92-25	REPLACEMENT OF POLICY NUMBER: 01-881-36-60

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

ITEM 1.	Name of Insured (herein called Insured): THE DREYFUS FUND INCORPORATED (AND
	OTHER INSUREDS INCLUDED BY
	ENDORSEMENT)

Principal Address:	200 PARK AVE
	NEW YORK, NY 10166

ITEM 2.	Bond Period: from 12:01 a.m. January 31, 2015 to January 31, 2016 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Single Loss	Single Loss
	Limit of Liability	Deductible

Insuring Agreement A (Fidelity)-	$10,000,000	$50,000
Insuring Agreement B (Audit Expense)-	$250,000	$5,000
Insuring Agreement C (On Premises)-	$10,000,000	$50,000
Insuring Agreement D (In Transit)-	$10,000,000	$50,000
Insuring Agreement E (Forgery or Alteration)-	$10,000,000	$50,000
Insuring Agreement F (Securities)-	$10,000,000	$50,000
Insuring Agreement G (Counterfeit Currency)-	$10,000,000	$50,000
Insuring Agreement H (Stop Payment)-	$250,000	$25,000
Insuring Agreement I (Uncollectible Items of Deposit)-	$1,000,000	$25,000

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Additional Coverages:
Computer Systems	$10,000,000	$50,000
Extended Computer Systems	$10,000,000	$50,000
Automated Phone System	$10,000,000	$50,000
Telefacsimile Transfer Fraud	$10,000,000	$50,000
Voice Initiated Transfer Fraud	$10,000,000	$50,000
Destruction of Data Programs by Virus	$10,000,000	$50,000
Destruction of Data Programs by Hacker	$10,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Endorsements #1,#2, #3, #4, #5, #6, #7, #8, #9, #10, #11,
#12, #13, #14, #15, #16, #17, #18, #19, #20, #21#22,#23,#24,#25,#26,
#27, #28, #29, #30, #31, #32, #33, #34, #35, #36, #37

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-881-36-60 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $49,630

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IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7235111

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National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium , and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other term s of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any tim e but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, co mmitted anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) co mmitted by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, co mmissions, fees, bonuses, pro motions, awards, profit sharing, pensions or other employee benefits earned in the norm al course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any go vernmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deem ed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or m ore of the Employees and the liability under this paragraph shall be in addition to the Lim it of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, rede mption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the m ail or with a carrier for hire other than an armored motor vehicle co mpany, for the purpose of transportation.

Offices and Equipment

(1) Loss of or dam age to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through dam age to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or dam age, always excepting, however, all loss or dam age through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, dam age thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the m ail or with a carrier for hire, other than an armored motor vehicle co mpany, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. pro missory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Co mpany, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the sam e as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assu med any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been (a) counterfeited, or (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or (2) through the Insured's having, in good faith and in the course of business,

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agree ments which in and of them selves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agree ments with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsim ile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sum s which the Insured shall beco me obligated to pay by reason of the Liability im posed upon the Insured by law for damages:

For having either co m plied with or failed to co m ply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such cus tomer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals per mitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Item s of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Item s which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Item s of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s ).

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be co mputed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be dee med to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or dam age which, if established against the Insured, would constitute a loss sustained by the Insured covered under the term s of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Lim it of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/ her employment.

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THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO THE
FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or a d mi ni s tr a to r authorized by written agree ment to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any co mmittee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agree ment with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of a) an investment advisor, b) an underwriter (distributor), c) a transfer agent or shareholder accounting record- keeper, or d) an a d mi ni s tr a to r authorized by written agree ment to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Co mpany named as Insured herein, or while acting as a member of any co mmittee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Co mpany, provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or adm inistrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Com any, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue s tamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom , jewelry, watches, necklaces, bracelets, gem s, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Item s of Deposit" means any one or m ore checks and drafts. Item s of Deposit shall not be deem ed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil co mmotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in so me other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the co mplete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

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loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle co mpany, (b) insurance carried by said armored motor vehicle co mpany for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle co mpany's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all dam ages of any type for which the Insured is legally liable, except direct co mpensatory dam ages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a custom er of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the pre mises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m ) any loss resulting from Uncollectible Item s of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with o thers, an assignment of such of the Insured's rights and causes of action as it m ay have against such Employers by reason of such acts so co mmitted shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL

PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

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loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim , but where the loss is clear and undisputed, settlement shall be m ade within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates m ay be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judg ment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judg ment in such suit shall beco me final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be am ended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured (a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agree ment between the parties or by arbitration.

In case of any loss or dam age to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not m ore than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND

FURNISHINGS

In case of dam age to any office of the Insured, or loss of or dam age to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for m ore than the actual cash value thereof, or for m ore than the actual cost of their replacement or repair. The Underwriter m ay, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the lim it stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/84)

All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the tim e of the discovery of the loss) and for which the Underwriter m ay at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter m ay sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter m ay issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indem nify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the term s and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Lim it of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Lim it of Liability hereunder plus the Deductible Am ount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or inde mnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reim bursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Am ount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter m ay have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premium s which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in dam age to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be dee med to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or m ore persons (which dishonest act(s) or act(s) of Larceny or Emezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or per m its the continuation of, the dishonest act or acts of any other person or persons shall be deem ed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be dee m ed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total am ount of such loss or losses and shall not be cumulative in amounts from year to year or

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All rights reserved.

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the term s and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Lim it of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section

9, NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/ or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance co mpany and covering such loss, or by the Underwriter on account thereof prior to pay-ment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for m ore than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter m ay terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premium s are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/84)

All rights reserved.

Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has co mmitted any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be co mmitted before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR

CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured m ay give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss mmay not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system s for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be dee med to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any no minee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service co mpanies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service co mpany shall be any co mpany providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for m ore than the Lim it of Liability applicable hereunder.

41206 (9/84)

All rights reserved.

For the purpose of determining the Insured's share of excess loss(es) it shall be deem ed that the Insured has an interest in any certificate representing any security included within such system s equivalent to the interest the Insured then has in all certificates representing the same security included within such system s and that such Corporations shall use their best judg ment in apportioning the am ount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any no minee in whose name is registered any security included within the system s for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the system s, an assignment of such of the Insured's rights and causes of action as it may have against extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for

INCLUDED AS INSURED

If m ore than one corporation, co- partnership or person or any co mbination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or m ore or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claim s hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the term s hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such se ttlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment

Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control m eans the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

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All rights reserved.

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument am ending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If m ore than one Investment Co mpany is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

All rights reserved.

41206 (9/84)

ENDORSEMENT# 1

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) "we", "us", "our" and "Insurer" mean the insurance company which issued this policy; 2) "you", "your", "Insured" and "first Named Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) "other insured(s)" means all other persons or entities afforded coverage under the policy; 4) "Discovery Period" means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim" means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows: A. The following provisions are hereby added to the policy:

FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

(a) it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

(b) the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Former Policy") in which the Claim was actually first made against the Insured. The foregoing sentence m ay result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

PREJUDICE:

83231 (1/09)

ENDORSEMENT# 1 (continued)

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a) the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

(b) the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured's liability has been determined by a court of co mpetent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claim ant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be dee med notice to the Insurer.

INSOLVENCY/ BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are m et by Insured, its trustee or receiver in bankruptcy. Should a covered judg ment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B. The Clause entitled, "Action Against Us" or "Action Against Company" is deleted in its entirety and replaced with the following:

No one m ay bring an action against us unless there has been full compliance with all the term s of this policy and the amount of the Insured's obligation to pay has been finally determined either by:

1. judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judg ment upon the Insured and upon us; or

2. written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judg ment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

83231 (1/09)

All rights reserved.
END 001

ENDORSEMENT# 2

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

(a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance co mpany or underwriter for this policy.

(b) "Notice of Claim Reporting" means "notice of claim / circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that m ay give rise or result in loss under this policy.

(c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

99758 (8/08)

All rights reserved.
END 002

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM	January 31, 2015	forms	a	part of
Policy No.	02-754-92-25
Issued to:	THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

89644 (6/13)

ENDORSEMENT# 4

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ ENDORSEMENT

It is agreed that:

1. The Section13 entitled "Termination " of this bond/policy is amended by adding:

2. Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancellation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the following grounds:

(A) non-payment of premium;

(B) conviction of a crime arising out of acts increasing the hazard insured against;

(C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

(D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F) the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

SR6180b (04/88)

END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3. If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

SR6180b (04/88)

END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

5. The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

SR6180b (04/88)

© All rights reserved.
END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

VOICE INITIATED TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Property from a Customer's or Insured's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2) an individual person who is a Customer of the Insured; or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Property, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i) in order for coverage to apply under this Insuring Agreement, Voice Initiated Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring Agreement. Provided that the Insured is able to demonstrate that the procedures were being followed immediately before and after the occurrence.

MNSCPT

END 5

ENDORSEMENT# 5 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

In this Insuring Agreement:

(A) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 5

ENDORSEMENT# 6

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement J as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Property in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from (a) a Customer of the Insured, (b) another financial institution, or (c) another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears and In order for coverage to apply under this Insuring Agreement, Telefacsimile Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring Agreement. Provided, however, that the Insured is able to demonstrate that said procedures were implemented and being followed both before and after the occurrence.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

MNSCPT

END 6

ENDORSEMENT# 6 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on telefacsimile instructions to make transfers.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 6

ENDORSEMENT# 7

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED TELEPHONE TRANSACTIONS

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING AGREEMENT: AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the Bond.

2. By adding to the DEFINITIONS SECTION, the following:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

MNSCPT

END 7

ENDORSEMENT# 7 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

APS Designated Procedures means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2) Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number ("PIN"). It is proposed that in addition to this procedure, a customer may:

(1) Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(2) Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

(3) Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

MNSCPT

END 7

ENDORSEMENT# 7 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(4) Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: BNY MELLON INVESTMENT SERVICING, INC. and DST Systems, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

3. By adding the following SECTION after Section 2, EXCLUSIONS SPECIFIC TO AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS

INSURING AGREEMENT:

Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to an address that has been changed within thirty (30) days immediately preceding the redemption, unless (i) the change of address was signature guaranteed or (ii) the change of address was otherwise processed in accordance with APS Designated Procedures, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record, or

(4) The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 7

ENDORSEMENT# 8

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are salaries, commissions, fees, bonuses, and the like, as part of such loss, provided that such payments have been solely as the result of the Employee having committed a dishonest or fraudulent act covered under this bond.

(B) Loss resulting directly from the malicious destruction of or the malicious damage to Electronic Instructions, Electronic Data or Electronic Media committed by an Employee, whether committed alone or in collusion with others.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Instructions, Electronic Data or Electronic Media from other Electronic Instructions, Electronic Data or Electronic Media which shall have been furnished by the Insured.

MNSCPT

END 8

ENDORSEMENT# 8 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

In the event, however, that destroyed or damaged Electronic Instructions, Electronic Data or Electronic Media cannot be duplicated from other Electronic Instructions, Electronic Data or Electronic Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Electronic Instructions, Electronic Data or Electronic Media to substantially the previous level of operational capability.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

MNSCPT

© All rights reserved.
END 8

ENDORSEMENT# 9

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to	THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)
by	National Union Fire Insurance Company of Pittsburgh, Pa.
DESTRUCTION OF DATA BY VIRUS
It is agreed that the following Insuring Agreement is added to the bond:
DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

In no event shall the liability of the Company exceed the maximum limit of liability of $10,000,000, subject to a Deductible of $50,000.

Special Condition

Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single loss".

MNSCPT

END 9

ENDORSEMENT# 9 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

1. The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 9

ENDORSEMENT# 10

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA BY HACKER

1. It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Single Loss Limit of Liability for this Insuring Agreement is $10,000,000 which is part, and not in addition to the Aggregate Limit of Liability on the Declaration Page of this bond. A deductible of $50,000 applies to each and every loss.

2. The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

MNSCPT

© All rights reserved.

END 10

ENDORSEMENT# 11

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

OMNIBUS NAMED INSURED

It is agreed that:

1. The Insured in Item 1 of The Declaration page under the attached Bond is amended and provided such amendment is permitted by law to include:

Any interest now or hereafter owned or controlled by the Insured, provided any such interest so included as Insured under this bond by reason of this rider must be more than 50% owned or controlled by the Insured and subject to the provisions of General Agreement A as amended.

Any entity set forth in the list of investment companies submitted to Underwriter as of the bond's effective date and any investment company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by The Dreyfus Corporation or any entity now or hereafter majority owned or management controlled by The Dreyfus Corporation, subject to General Agreement A, shall be added to the attached bond as an additional joint insured. As used herein, the term "majority owned" shall mean ownership of greater than 50 percent of the total equity interest of such entity and the term "management control" shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.

END 11

ENDORSEMENT# 12

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows: COMPUTER SYSTEMS FRAUD

Loss resulting from a fraudulent

1) entry of Electronic Data or Computer Program into, or

2) change of Electronic Data or Computer Program within any Computer System used by the Insured;

provided that the entry or change causes

i) Property to be transferred, paid or delivered, ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

MNSCPT

END 12

ENDORSEMENT# 12 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(B) Computer System means

(1) computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer System, (2) systems and applications software, (3) terminal devices, and (4) related communication networks or customer communications systems including the internet, and (5) related electronic funds transfer systems that is currently utilized by the Insured by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used assource documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

MNSCPT

END 12

ENDORSEMENT# 12 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(2) failure or breakdown of electronic data processing media, or (3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism; provided, however, this exclusion shall only apply to loss sustained in that customer's account;

(E) loss resulting directly or indirectly from the theft of confidential information provided, however, that this exclusion shall not apply to any loss otherwise covered under Insuring Agreement A in which a password was used, and said password is the confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

MNSCPT

© All rights reserved.
END 12

ENDORSEMENT# 13

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED AUDIT EXPENSE

It is agreed that:

1. Audit Expense Insuring Agreement (B) is hereby deleted and replaced with the following:

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees or any other Insuring Agreements included in this bond. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 13

ENDORSEMENT# 14

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED COUNTERFEIT CURRENCY

It is agreed that:

1. INSURING AGREEMENT (G) is deleted in its entirety and replaced by the following: Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit money orders or altered paper currency or coin of the United States of America, Canada or any other country.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

MNSCPT

© All rights reserved.

END 14

ENDORSEMENT# 15

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATIONS

It is agreed that:

1. Insuring Agreement (E) is hereby deleted in it's entirety and replaced with the following:

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer or Employee of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

MNSCPT

END 15

ENDORSEMENT# 15 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

MNSCPT

© All rights reserved.
END 15

ENDORSEMENT# 16

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED CHANGE OF CONTROL NOTICE

It is agreed that:

1. Section 17 - NOTICE AND CHANGE OF CONTROL is hereby amended by changing the term "30 days" to "60 days".

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 16

ENDORSEMENT# 17

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

THIRD PARTY CHECK EXCLUSION

It is agreed that:

1. By adding to Section 2 Exclusions - the following:

(n) loss resulting from or in connection with acceptance of a Third Party Check, unless the entity which receives such check maintains and proceeds in accordance with the Insured's Designated Procedures. This Exclusion does not apply to Insuring Agreement A - FIDELITY.

2. The following is added to Section 1, DEFINITIONS:

(f) Third Party Check means a check made payable to one party and offered as payment to another party.

3. A Deductible amount of $200,000 will apply to any one loss as respects Third Party Checks.

MNSCPT

© All rights reserved.
END 17

ENDORSEMENT# 18

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

EXTENDED COMPUTER SYSTEMS RIDER

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING AGREEMENT:

(M) EXTENDED COMPUTER SYSTEMS

A. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING AGREEMENT.

(2) robbery, burglary, larceny or theft or destruction of Electronic Data, Electronic Media or Electronic Instruction.

(3) the act of a hacker causing damage or destruction of

Electronic Data, Electronic Media or Electronic Instruction owned by the INSURED or for which the INSURED is legally liable, while stored within a Computer System covered under this INSURING AGREEMENT, or

(4) the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the INSURED or for which the INSURED is legally liable, while stored within a Computer System covered under this INSURING AGREEMENT, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the INSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the INSURED, which were transmitted or appear to have been transmitted through:

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication, directly into the INSURED'S Computer System or Communication Terminal, and fraudulently purport to have been sent by a Customer automated clearing house, custodian, or financial institution but which communications were either not sent by said Customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the INSURED or during electronic transmission to the INSURED's Computer Systems or Communication Terminal.

C. Electronic Transmission

Loss resulting directly from a Customer of the INSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any Property, established any credit, debited any account or given any value on the faith of any Electronic Communications, purporting to have been directed by the INSURED to such Customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of Property, which communications were transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication, directly into the INSURED'S Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution and fraudulently purport to have been directed by the INSURED, but which communications were either not sent by the INSURED or were fraudulently modified during physical transit of Electronic Media from the INSURED or during electronic transmission from the INSURED's Computer System or Communication Terminal, and for which loss the INSURED is held to be legally liable.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2. By adding to Section 1, DEFINITIONS, the following:

g. Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, Communication Terminal does not mean a telephone.

h. Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication system, and Internet access facilities.

i. Electronic Data means facts or information converted to a form usable in Computer System and which is stored on Electronic Media for use by computer programs.

j. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

k. Electronic Media means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

l. Computer Systems means:

(1) computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer Systems,

(2) systems and application software,

(3) terminal devices,

(4) related communication networks or customer communication systems including the internet, and

(5) related electronic funds transfer systems that are currently utilized by the Insured.

m. Solely for purposes of this endorsement, " Customer" means any entity or individual which has a written contract or agreement with the Insured for the purpose of the Insured providing professional services.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

3. By adding the following SPECIFIC EXCLUSIONS-APPLICABLE TO THIS INSURING AGREEMENT (M):

This Insuring Agreement does not cover:

a. loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, Securities, documents or other written instruments used as source documentation in the preparation of Electronic Data:

b. loss of negotiable instruments, Securities, documents or other written instruments except as converted to Electronic Data and then only in that converted from;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communications System by a person who has authorized access from a Customer to that Customer's authentication mechanism, provided however, this exclusion shall only apply to loss sustained in that particular Customer's account;

e. liability assumed by the INSURED by agreement under any contract, unless such liability would have attached to the INSURED even in the absence of such agreement; or

f. loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING AGREEMENT; or

(2) instruction by voice over the telephone, unless covered under this INSURING AGREEMENT.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy number	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

g. loss resulting directly or indirectly from the input data into a Computer System terminal, either on the premises of the Customer of the INSURED or under the control of such a Customer by a Customer or other person who had authorized access to the Customer's authentication mechanism, provided, however, this exclusion shall only apply to loss sustained in that particular Customer's account.

4. By adding to Section 5., Valuation of Property, the following: Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic Instruction used by the INSURED in its business, the COMPANY'S liability under this Bond shall be limited to the cost to reproduce the Electronic Data, Electronic Media or Electronic Instructions from other Electronic Data, Electronic Media or Electronic Instruction of the same kind of quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the INSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable LIMIT OF LIABILITY.

In the event, however, that the loss or damage to Electronic Data, Electronic Media or Electronic Instructions cannot be reproduced from other Electronic Data, Electronic Media or Electronic Instructions, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore such Electronic Data, Electronic Media or Electronic Instructions to substantially the previous level of operational capability.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 18

ENDORSEMENT# 19

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED DEFINITION OF EMPLOYEE

It is agreed that:

1. The definition of Employee in Section 1. of the CONDITIONS AND LIMITATIONS Clause is amended to include the following individuals identified below as indicated by a check in the corresponding box:

MNSCPT

END 19

ENDORSEMENT# 19 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

MNSCPT

END 19

ENDORSEMENT# 19 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

2. For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3. As used herein, Consultant means a professional consultant under contract, either directly or through such consultant's company or firm, with the Insured to provide solely consulting services to the Insured and Consultant is under the supervision, direction and control of the Insured.

4. It is hereby understood and agreed that in SECTION 1. DEFINITIONS, (a) "

Employee" is amended by deleting the language after 9d) and replacing it with:

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

5. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 19

ENDORSEMENT# 20

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (I) UNCOLLECTIBLE ITEMS OF DEPOSIT

In consideration of the premium charged, it is hereby understood and agreed that INSURING AGREEMENT (I), UNCOLLECTIBLE ITEMS OF DEPOSIT is deleted in its entirety and replaced with the following:

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 20

ENDORSEMENT# 21

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND GENERAL AGREEMENT A- 15%

In consideration of the premium charged, it is hereby understood and agreed that in GENERAL AGREEMENTS (A), ADDITIONAL OFFICES OR EMPLOYEES -CONSOLIDATION OR MERGER-NOTICE is deleted in its entirety and replaced with the following:

A .ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a) the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than fifteen percent (15%) of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b) the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

MNSCPT

END 21

ENDORSEMENT# 21 (Continued)

This endorsement, effective 12:01 AM		January 31, 2015	forms	a	part of
policy numberr	02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(d) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 3 of the Declarations during the preceding three (3) years.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 21

ENDORSEMENT# 22

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 1, DEFINITIONS, PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1, DEFINITIONS , (b) "Property" is deleted in its entirety and replaced with the following:

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, uncertificated securities, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including electronic representations of such instruments enumerated above (not including data processing records; however, the cost associated with the reconstruction of data processing records shall be reimbursed) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 22

ENDORSEMENT# 23

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2, EXCLUSIONS (H),

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS, (h) is deleted in its entirety and replaced with the following:

h) potential income, including but not limited to interest or dividends, not realized by the Insured because of a loss covered under this bond, except accrued interest or dividends for which the Insured is legally liable to a customer or other third party or as included under Insuring Agreement (I).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 23

ENDORSEMENT# 24

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2, EXCLUSIONS (J),

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS, (j) is deleted in its entirety and replaced with the following:

j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, except when covered under Insuring Agreement (A). or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 24

ENDORSEMENT# 25

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2, EXCLUSIONS (M)

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS, (m) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 25

ENDORSEMENT# 26

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 4 DISCOVERY
LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS AMENDED

In consideration of the premium charged, it is hereby understood and agreed that Section 4. of the attached bond is deleted in its entirety and replaced with the following:

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder by the Insured's BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities, shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities

MNSCPT

END 26

ENDORSEMENT# 26 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 26

ENDORSEMENT# 27

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 5, VALUATION OF PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 5. VALUATION OF PROPERTY is amended by adding the following paragraph:

Any loss of money, or loss payable in money, shall be paid, at the option of the Insured, in the money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof as determined at the rate of exchange as published in the Wall Street Journal at the time of discovery of loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 27

ENDORSEMENT# 28

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 11. OTHER INSURANCE

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 11. OTHER INSURANCE is deleted in its entirety and replaced with the following:

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is excess of the amount of such other insurance or suretyship but will remain primary to the Comprehensive Crime Bond program of The Bank of New York Mellon Corporation led by primary bond QA097011 (12/01/2011 to 12/01/2012) including renewals and replacements thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 28

ENDORSEMENT# 29

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY- RETURN PRO- RATA

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2)"Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

101036 (04/09)

© All rights reserved.
END 29

ENDORSEMENT# 30

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 13, TERMINATION

In consideration of the premium charged, it is hereby understood and agreed that SECTION 13. TERMINATION is deleted in its entirety and replaced with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days by the Insured, or 60 days, if by the Underwriter, after written notice has been given to the Securities and Exchange Commission, Washington D.C.

This Bond shall terminate

(a) as to any Employee as soon as the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities, not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

MNSCPT

END 30

ENDORSEMENT# 30 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that The BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

(d) In the event that the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities learns of a prior dishonest or fraudulent act committed by a current or prospective Employee, provided the amount involved is less than $10,000, the coverage is automatically reinstated provided that the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities unanimously agree in writing to the reinstatement.

Notwithstanding anything set forth above, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a written waiver of a prior dishonest or fraudulent act was granted under any prior bond.

For the purpose of this endorsement, the following definition is added:

Prior dishonest or fraudulent act: an act which shows a want of integrity or breach of trust, including but not limited to an act in disregard of an employer's interest.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 30

ENDORSEMENT# 31

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 15, CENTRAL HANDLING OF SECURITIES

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 15. CENTRAL HANDLING OF SECURITIES is deleted in its entirety and replaced with the following:

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, or any similar recognized depository, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, or any similar recognized exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or

MNSCPT

END 31

ENDORSEMENT# 31 (Continued)

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 31

ENDORSEMENT# 32

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 16, (D)

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED is deleted in its entirety and replaced with the following:

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by The BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 32

ENDORSEMENT# 33

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 17- NOTICE AND CHANGE OF CONTROL

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 17. NOTICE AND CHANGE OF CONTROL is deleted in its entirety and replaced with the following:

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon (i) The BNY Mellon Insurance Manager; (ii) Senior Counsel of The Dreyfus Corporation with insurance responsibilities; or (iii) Counsel of The Dreyfus Corporation with insurance responsibilities, obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within sixty (60) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.
END 33

ENDORSEMENT# 34

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIM EXPENSE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows:

CLAIMS EXPENSE

(J) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, G, H, and I and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $50,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $100,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $10,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved
END 34

.

ENDORSEMENT# 35

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The Underwriter's Aggregate Liability under this Unauthorized Signatures Insuring Agreement shall be $100,000, which shall be part of, not in addition to, the Aggregate Liability stated in the Declarations. A deductible amount of $10,000 shall apply to each and every loss under this Unauthorized Signatures Insuring Agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

MNSCPT

© All rights reserved.
END 35

ENDORSEMENT# 36

This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION
(CARVEBACK)

This endorsement modifies insurance provided under the following:

EXCESS EDGE
FOLLOW FORM BOND
BROKER-DEALER GUARD
INVESTMENT COMPANY BLANKET BOND

In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) "theft," disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1) confidential or non-public; or

     (2) personal or personally identifiable; information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property: (a) owned by the Insured;

(b) held by the Insured in any capacity; or

     (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss; that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

115903 (10/13)

© All rights reserved.
END 36

ENDORSEMENT# 37

	This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is co mprised of the following forms:

78859 (10/01)

All rights reserved.
END 037

ENDORSEMENT# 37

	This endorsement, effective 12:01 AM	January 31, 2015	forms	a	part of
policy number 02-754-92-25
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

78859 (10/01)

END 037